Exhibit 99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(iii)

3.	Name of person discharging managerial responsibilities/director JOHN MICHAEL SUNDERLAND		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8	State the nature of the transaction

JOHN MICHAEL SUNDERLAND
JEAN MARGARET SUNDERLAND
JM SUNDERLAND, JM SUNDERLAND &
DJ LEITCH A/CJMS1
JM SUNDERLAND, JM SUNDERLAND &
DJ LEITCH A/CJMS2
TUDOR NOMINEES LTD
BT GLOBENET NOMINEES LTD A/C10
DOUGLAS DEAKIN YOUNG LTD
	BANK OF NEW YORK NOMINEES LTD A/C 491846	580,173 237,350 52,000 54,000 5,974 3,972 5,189 221,182		EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired 100,000		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 100,000		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction ACQUIRED: £4.09 DISPOSED: £5.4775		14.	Date and place of transaction 28 JULY 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,159,840 (0.06%)		16.	Date issuer informed of transaction 28 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020-7830 5179

25.	Name and signature of duly authorised officer of issuer responsible for making notification J MILLS DIRECTOR OF GROUP SECRETARIAT Date of notification 28 JULY 2005